SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: March 31, 2010

Press Release

For Immediate Release

On Track Innovations Ltd (OTI) Announces Two New Board Members

Mr. David P. Stone and Mr. Mark Green Join OTI’s Board of Directors

Iselin, NJ – March 31, 2010 - On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced the election of Mr. David P. Stone and Mr. Mark Green as members of its board of directors. Following the election of Mr. Stone and Mr. Green, OTI’s board is comprised of nine members, including the Chairman Mr. Oded Bashan, Mr. Ronnie Gilboa and Mr. Ohad Bashan that serve as executive directors, and six independent directors, including Mr. Eli Akavia and Mr. Raanan Ellran, Mr. Eliezer Manor and Dr. Ora Setter, as well as the new members mentioned above.

Mr. David P. Stone retired as a senior partner in the New York-based international law firm of Weil, Gotshal & Manges LLP ("WGM") at the end of 2005.  For approximately 35 years prior to his retirement, Mr. Stone was engaged in the practice of law, specializing in corporate, securities and mergers and acquisitions law.  At WGM, he founded and led the firm's Israel Practice Group which, during his tenure, represented the issuers, underwriters or selling shareholders in connection with more than 90 public offerings of equity or debt securities by Israeli companies in the United States.  Both as a member of WGM and since his retirement from that firm, Mr. Stone has served from time to time as counsel to the Company.  Since retiring, he has been primarily engaged as a trustee of, or manager of substantial projects for, philanthropic institutions with activities in both the United States and Israel.   Mr. Stone holds a Bachelor of Arts degree from Columbia University and a Juris Doctor degree from Harvard University.

Mr. Mark Green is head of Technology and International Banking at Merriman Curhan Ford, a New York based investment bank. Mr. Green previously headed C.E. Unterberg, Towbin’s (and later Collins Stewart’s) banking efforts in Israel, where he advised technology companies on cross-border public and private financings and mergers & acquisitions. Prior to joining Unterberg, he worked with the Salomon Smith Barney's (later Citigroup's) Israel Investment Banking group. Mr. Green received his Masters in Business Administration from the University of Bath School of Management, England and his Bachelor of Arts from the University of Westminster, London, England. Mr. Green is also an Associate of the Royal Institute of Chartered Surveyors, England.

Oded Bashan, Chairman and CEO of OTI said: “we are pleased with the expansion of our board. We believe that the new expanded board structure will contribute to the company and its management to better cope with the expected growth, pipeline of projects and opportunities and ultimately increase shareholders value.”

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as the statements related to the expected growth, pipeline of projects and opportunities or those related to our belief that the new expanded board structure will contribute to us and our management to better cope with the expected growth, pipeline of projects and opportunities and to ultimately increase shareholders value. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com